1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com
_________________________
Jeremy Senderowicz

jeremy.senderowicz@dechert.com
+1 212 641 5669 Direct
+212 698 3599 Fax

May 10, 2016

VIA EDGAR

Ms. Valerie Lithotomos
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re: Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910) (the “Trust”)
Dear Ms. Lithotomos:
Thank you for your telephonic comments concerning Post-Effective Amendment No. 248 to the Trust’s registration statement on Form N‑1A (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on January 15, 2016 (the “Amendment”) for the purpose of registering Guggenheim U.S. Large Cap Optimized Volatility ETF, a series of the Trust (the “Fund”). Below, we describe the changes made to the Registration Statement in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent Post-Effective Amendment to the Registration Statement, which will be filed via EDGAR concurrently with this letter. Capitalized terms used, but not defined herein, shall have the meaning ascribed to them in the Amendment.
PROSPECTUS:
Comment 1.    Please confirm that the operation of the Fund will comply with the terms and conditions of the Trust’s exemptive relief from the SEC, as applicable.
Response 1.    The Trust hereby confirms that, to the best of its knowledge, the operation of the Fund will comply with the terms and conditions of the Trust’s exemptive relief from the SEC, as applicable.

Ms. Valerie Lithotomos May 10, 2016 Page 2

Comment 2.    Please indicate whether the Index Provider has any affiliation with the Fund or the Investment Adviser and, if so, provide relevant disclosure in the “Summary Information” section of the Prospectus.
Response 2.    The Index Provider is affiliated with the Investment Adviser and the affiliation has been disclosed in the “Summary Information” section of the Prospectus.
Comment 3.    Please confirm whether the Fund will pay 12b-1 fees and, if not, consider deleting the line item for “Distribution and service (12b-1) fees” in the Fund’s fee table.
Response 3.    The Trust hereby confirms that no 12b-1 fees are currently paid by the Fund and the line item for 12b-1 fees has been deleted in the Fund’s fee table.
Comment 4.    Please confirm that the Investment Adviser has not contractually agreed to waive fees and/or reimburse expenses incurred by the Fund to the extent necessary to prevent the operating expenses of the Fund from exceeding an expense cap, subject to recoupment by the Investment Adviser.
Response 4.    The Trust hereby confirms that the Investment Adviser has not agreed to any such waiver and/or reimbursement arrangement.
Comment 5.    In the Fund’s “Principal Investment Strategies” section, please define “large capitalization” by disclosing the market capitalization range of the securities that comprise the Fund’s underlying index.
Response 5.    The disclosure has been revised accordingly.
Comment 6.    Please confirm that notice will be provided to shareholders when changes are made to the Fund’s 80% policy.
Response 6.    The Trust hereby confirms that the Fund will provide shareholders with at least 60 days notice prior to any material change in the Fund’s 80% policy or to the Index.
Comment 7.    Please confirm whether the Fund will use derivatives as principal investment strategies and, if so, consider including counterparty risk as a principal risk.

Ms. Valerie Lithotomos May 10, 2016 Page 3

Response 7.    The Trust hereby confirms that the Fund does not intend to use derivatives as a principal investment strategy. Accordingly, the Trust believes that counterparty risk does not need to be disclosed as a principal risk.
Comment 8.    Please include the risk factor “Absence of Market Risk” as a principal risk of the Fund.
Response 8.    The Trust believes that the risk factor “Market Price Risk” in the “Principal Investment Risks” section discloses all of the risks discussed in the risk factor “Absence of Market Risk.”
Comment 9.     Please confirm that none of the instruments referenced in the Fund’s non-principal investment strategies section should be included in the Fund’s principal investment strategies section.
Response 9.     The Trust hereby confirms that none of the instruments referenced in the Fund’s non-principal investment strategies section should be included in the Fund’s principal investment strategies section.
Comment 10.     In the “Management” section, please disclose the date each portfolio manager will begin managing the Fund.
Response 10.     The disclosure has been revised accordingly.
*  *  *  *  *  *  *  *
If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529. Thank you.

Sincerely,
/s/ Jeremy Senderowicz
Jeremy Senderowicz